UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Blue Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095602 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Paul Guez
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 28, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 7)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                        ----------------------------------
CUSIP NO.  095602-108                                 PAGE 2 OF 7 PAGES
----------------------                        ----------------------------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PAUL GUEZ
-------- -----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                         (b) [_]
-------- -----------------------------------------------------------------------
    3    SEC USE ONLY
-------- -----------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
-------- -----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TUNISIA
------------- --------- --------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

    SHARES              21,025,236 (1)
              --------- --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH           2,126,382 (2)
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            21,025,236(1)
              --------- --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        2,126,382 (2)
------------- --------- --------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,151,618
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         75%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

(1) The number of common shares includes 4,623,589 shares which are convertible from Series A Convertible Preferred Stock.

(2) 2,009,000 held by spouse, Elizabeth Guez, 117,382 held by Paul and Beth Guez Living Trust.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 3, 2005 ("Schedule 13D") as amended on October 27, 2005 ("Amendment Number 1").

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is supplemented and amended by the information below.

         This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Blue Holdings, Inc., a Nevada corporation (formerly known as Marine Jet Technology Corp.) (the "Company"), which has its principal executive offices at 5804 E. Slauson Avenue, Commerce, California 90040.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is supplemented and amended by the information below.

         This statement is being filed by Paul Guez, a citizen of Tunisia (the "Reporting Person").

         The Reporting Person is the Chairman of the Company. On July 24, 2007, he resigned as Chief Executive Officer and President of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On December 31, 2006, the Reporting Person gifted 45,000 shares, 4,500 of which were gifted to the Reporting Person's spouse.

         On April 11, 2007, the Reporting Person's spouse sold 25,000 shares at $1.00 per share in a private transaction to her brother.

         From August 15, 2007 through August 24, 2007, The Paul and Beth Guez Living Trust, of which Report Person and Reporting Person's spouse are Co-Trustees, purchased an aggregate of 117,382 shares at prices ranging from $0.8586 to $1.0747.

         On November 16, 2007 the Reporting Person purchased 13,000 shares at $0.5888.

         On November 13, 2007, the Company agreed to issue 1,000,000 shares of a newly formed Series A Convertible Preferred Stock (the "Series A Preferred") in satisfaction of $2,556,682 of advances made to the Company by the Reporting Person, the Company's Chairman of the Board and majority stockholder. The shares of Series A Preferred were convertible into 3,479,899 shares of the Common Stock of the Company based on a conversion formula equal to the price per share ($2.556682) divided by the conversion price ($0.7347) multiplied by the total number of shares of Series A Preferred issued (1,000,000). The conversion price equaled the average closing price of a share of the Company's Common Stock as quoted on the NASDAQ Capital Market, over the 20 trading days immediately preceding November 13, 2007, the closing date of the transaction.

         Subsequent to the transaction, and in connection with the Company's application for additional listing of the shares of Common Stock underlying the Series A Preferred, the Company was advised orally by NASDAQ Listing Qualifications that the terms of the Series A Preferred did not comply with specified NASDAQ Marketplace Rules relating to shareholder approval and voting rights.

         As a result of those discussions, and as a result of subsequent negotiations with the Reporting Person, on November 28, 2007, the Company rescinded the purchase transaction of the Series A Preferred

(effective as of November 13, 2007, the date that the transaction originally closed) and entered into a new transaction with the Reporting Person pursuant to a Preferred Stock Rescission and Purchase Agreement dated November 28, 2007, whereby the Company issued 1,000,000 shares of an amended and restated form of the Series A Convertible Preferred Stock (the "New Series A Preferred") in consideration for (i) the cancellation of the $2,556,682 of advances made to the Company by the Reporting Person (which again became due and owing to the Company as a result of the rescission of the prior transaction), and (ii) an additional cash investment equal to $125,000. The shares of New Series A Preferred are convertible into 4,623,589 shares of the Common Stock of the Company based on a conversion formula equal to the price per share ($2.681682) divided by the conversion price ($0.58) multiplied by the total number of shares of New Series A Preferred issued (1,000,000), subject to adjustment in accordance with the provisions of the certificate of designations for the New Series A Preferred. The conversion price equals the consolidated closing bid price for a share of the Company's Common Stock prior to the signing of the definitive agreement governing the transaction.

         On December 6, 2007, in a private transaction, the Reporting Person sold 187,500 shares at $0.60.

         On December 6, 2007, in a private transaction, the Reporting Person's spouse sold 158,500 shares at $0.60.

         The Reporting Person beneficially owns 23,151,618 shares of Common Stock which consists of 16,401,647 shares held directly, 2,009,000 shares held by his spouse, Elizabeth Guez, 117,382 shares held by The Paul and Beth Guez Living Trust, of which the Reporting Person and his spouse are Co-Trustees, and 4,623,589 shares that would be convertible pursuant to the Preferred Stock Rescission and Purchase Agreement dated November 28, 2007. Based on a total of 26,232,200 shares of the Company's Common Stock issued and outstanding as of November 13, 2007 and the potential issuance of 4,623,589 shares upon the conversion of the Series A Convertible Preferred Stock bringing the total shares outstanding to 30,855,789, the percentage of stock beneficially owned by the Reporting Person is 75%.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of December 21, 2007, the Reporting Person beneficially owns 23,151,618 shares of Common Stock which consists of 16,401,647 shares held directly, 2,009,000 held by his spouse, Elizabeth Guez (as the Reporting Person and Ms. Guez live in the same household, the Reporting Person may be deemed to be the beneficial owner of the Guez Shares, however, the Reporting Person disclaims beneficial ownership thereof), 117,382 held by The Paul and Beth Guez Living Trust, of which the Reporting Person and his spouse are Co-Trustees( as the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares, however, the Reporting Person disclaims beneficial ownership thereof), and 4,623,589 shares that would be convertible pursuant to the Preferred Stock Rescission and Purchase Agreement dated November 28, 2007. Based on a total of 26,232,200 shares of the Company's Common Stock issued and outstanding as of November 13, 2007 and the potential issuance of 4,623,589 shares upon the conversion of the Series A Convertible Preferred Stock bringing the total shares outstanding to 30,855,789, the percentage of stock beneficially owned by the Reporting Person is 75%.

         The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held by him personally.

         As of December 26, 2007, Elizabeth Guez beneficially owned 2,009,000 shares of Common Stock (the "Guez Shares"). Since 26,232,200 shares of Common Stock were outstanding as of November 13, 2007, the Guez Shares constitute approximately 7.65% of the shares of Common Stock issued and outstanding. As the Reporting Person and Ms. Guez live in the same household, the Reporting Person may be deemed to be the beneficial owner of the Guez Shares; however, the Reporting Person disclaims beneficial ownership thereof. As of December 12, 2007, the Paul and Beth Guez Living Trust beneficially owned 117,382 shares of Common Stock (the "Trust Shares"). Since 26,232,200 shares of Common Stock were outstanding as of November 13, 2007, the Trust Shares constitute approximately 0.4% of the shares of Common Stock issued and outstanding. As the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares; however, the Reporting Person disclaims beneficial ownership thereof.

         Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

         1.       Preferred  Stock  Rescission  and  Purchase   Agreement  dated
                  November 28,  2007,  by and between the Company and Paul Guez.
                  (1)

         (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2007, and incorporated by reference herein.

                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.


Dated: December 26, 2007                    /S/ PAUL GUEZ
                                            -----------------------------------
                                            Paul Guez

                                  EXHIBIT INDEX

Exhibit No.

         1.       Preferred  Stock  Rescission  and  Purchase   Agreement  dated
                  November 28,  2007,  by and between the Company and Paul Guez.
                  (1)

         (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2007, and incorporated by reference herein.